

January 31, 2012

<u>Via Facsimile</u>
Mr. Imad Kamel Yassine
Chief Operating Officer, Chief Financial Officer, Secretary, Treasurer and Director
Bioshaft Water Technology, Inc.
1 Orchard Road, Suite 220
Lake Forest, CA 92630

> **RE: Bioshaft Water Technology, Inc.**
> **Form 10-K for the Year ended April 30, 2011**
> **Filed August 15, 2011**
> **Form 10-Q for the Quarter ended October 31, 2011**
> **Filed December 15, 2011**
> **File No. 0-52393**

Dear Mr. Yassine:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Year Ended April 30, 2011</u>

<u>Item 8 – Financial Statements and Supplementary Data, page 29</u>

<u>Report of Independent Registered Public Accounting Firm, page F-1</u>

1. We note that your auditor has referred to a predecessor auditor that audited the consolidated financial statements for the period from March 8, 2006 (inception) through April 30, 2009. As such, please amend your Form 10-K to also provide the predecessor auditor's audit report. Refer to Rule 2-05 of Regulation S-X. In addition, please make arrangements with your auditor to have them revise their audit report to address the following:

- Expand the first sentence in the first paragraph to also state, if true, that they have audited the financial statements for the period from March 8, 2006 (inception) through April 30, 2011;
- Revise the last sentence of the second paragraph to also refer to the predecessor auditor's report; and
- Expand the third paragraph to also state, if true, that the financial statements for the period from March 8, 2006 (inception) through April 30, 2011 are presented fairly and refer to the predecessor auditor's report as well.

Refer to AU Section 508.13

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding these comments.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief